Exhibit 99.1

Changyou.com Enters into a Definitive Agreement for Going-Private Transaction

BEIJING, China, January 24, 2020 — Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Sohu.com (Game) Limited (“Sohu Game”), an indirectly wholly-owned subsidiary of Sohu.com Limited (NASDAQ: SOHU, “Sohu”), and Changyou Merger Co. Limited (“Merger Co.,” and together with Sohu and Sohu Game, the “Sohu Group”), a wholly-owned subsidiary of Sohu Game, pursuant to which the Company will be acquired by the Sohu Group in an all-cash transaction implying an equity value of the Company of approximately $579.0 million (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each Class A ordinary share of the Company (each, a “Class A Ordinary Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive $5.40 in cash without interest, and each outstanding American depositary share of the Company (each, an “ADS,” representing two Class A Ordinary Shares), other than the ADSs representing the Excluded Shares, will be cancelled in exchange for the right to receive $10.80 in cash without interest (the “Merger Consideration”).

At the Effective Time, each (i) outstanding and fully-vested option (each, a “Vested Option”) to purchase Class A Ordinary Shares under the Company’s share incentive plans will be cancelled, and each holder of a Vested Option will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $5.40 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option; and (ii) each outstanding but unvested option (each, an “Unvested Option”) to purchase Class A Ordinary Shares under the Company’s share incentive plans will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Company share incentive plan and award agreement governing such Unvested Option in effect immediately prior to the Effective Time.

The Merger Consideration represents a premium of 82.4% to the closing price of the Company’s ADSs on September 6, 2019, the last trading day prior to the Company’s announcement of its receipt of the “going-private” proposal, and a premium of 70.1% to the average closing price of the Company’s ADSs during the 30 trading days prior to its receipt of the “going-private” proposal.

The Sohu Group intends to fund the Merger primarily with debt financing. The Sohu Group has delivered a copy of an executed debt commitment letter to the Company pursuant to which Industrial and Commercial Bank of China Limited, Tokyo Branch will provide, subject to the terms and conditions set forth therein, an amount sufficient to fund in full the consummation of Merger and the other transactions related thereto.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors. Because the Sohu Group owns over 90% of the voting power represented by all issued and outstanding shares of the Company, the Merger will be in the form of a short-form merger of Merger Co. with and into Changyou in accordance with section 233(7) of the Companies Law of the Cayman Islands, with Changyou being the company surviving the Merger. Shareholder approval of the Merger Agreement and the Merger is not required.

The Merger is currently expected to close in the second quarter of 2020. If completed, the Merger will result in the Company becoming a privately-owned company wholly owned directly and indirectly by Sohu, its ADSs will no longer be listed on the Nasdaq Global Select Market, and the ADS program will be terminated.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee.

China Renaissance through its subsidiary CRP-Fanya Investment Consultants (Beijing) Limited is serving as financial advisor to the Sohu Group; Goulston & Storrs PC is serving as U.S. legal counsel to the Sohu Group; and Han Kun Law Offices is serving as PRC legal counsel to the Sohu Group.

The validity of the Merger and certain other legal matters with respect to the Cayman Islands law are passed upon and advised by Conyers Dill & Pearman.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger, and related matters, without charge from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those referred to in any such forward-looking statements because of risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com